40-33

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

January 21, 2004

CLIENT/MATTER NUMBER
042012-0101

<u>**VIA HAND DELIVERY**</u>

04005087

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20547

JAN 21 2004

Re: Van Wagoner Funds, Inc.
File No. 811-9116

Von Wagoner Capital Management, Inc.
File No. 801-50686

Ladies and Gentlemen:

Enclosed for filing on behalf of Van Wagoner Funds, Inc., a registered investment company, and Van Wagoner Capital Management, Inc., a registered investment adviser and the investment adviser to Van Wagoner Funds, Inc. pursuant to Section 33 of the Investment Company Act of 1940 is a copy of a proposed settlement to Case No. 03-0008825 for which Van Wagoner Funds, Inc. and Van Wagoner Capital Management, Inc. are parties defendant.

Please acknowledge receipt and filing of the enclosed material by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Richard L. Teigen

Richard L. Teigen

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

Enclosures

cc: Garrett R. Van Wagoner
William X. Minor

CONFIDENTIAL AND PERMANENT RELEASE AND SETTLEMENT AGREEMENT

This Complete and Permanent Settlement Agreement and Release ("Agreement") is entered into between Kathleen M. Beusterien, hereinafter defined as herself, her spouse, heirs, successors, assigns, trustees, executors, and representatives of any kind, if any, ("Plaintiff"), and Van Wagoner Funds, Inc., Van Wagoner Capital Management, Inc., Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund, hereinafter defined as their predecessors, subsidiaries, affiliate companies, successors, assigns, trustees, executors, and representatives of any kind, if any ("Van Wagoner"). This Agreement is being entered into to completely and finally resolve all claims, disputes and disagreements of any kind between the Plaintiff and Van Wagoner. Therefore, in consideration of the terms, conditions and provisions contained in this Agreement, Plaintiff and Van Wagoner agree and acknowledge as follows:

1. On or about November 12, 2003, Plaintiff commenced an action in the Superior Court of the District of Columbia, entitled *Kathleen M. Beusterien v. Van Wagoner Funds, Inc., Van Wagoner Capital Management, Inc., Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund,* Civil Action No. 03-0008825. In Civil Action No. 03-0008825, Plaintiff alleges violations of Sections 31-5605 and 31-5606 of the District of Columbia Code by Van Wagoner.

2. Plaintiff acknowledges that Van Wagoner has denied and continues to deny all of her claims; however, the parties desire to fully and finally end all potential litigation and disagreements of any kind between them. The parties recognize and acknowledge that Van Wagoner enters into this Agreement to avoid the cost of defending against the claims made by Plaintiff and any and all other pending and possible legal and administrative actions. Nothing in

this Agreement is intended to be, nor will be deemed to be, an admission of liability or wrongdoing by Van Wagoner.

3. It is expressly recognized by the parties that by entering into this Agreement, no party concedes the sufficiency or validity of any claims or defenses which have been asserted or which could be asserted by the other party, and that no party makes any admission whatsoever as to each other or as to any third party.

4. Plaintiff understands and agrees that this Agreement is not effective and enforceable unless and until she and her counsel, Attorney Jonathan Dailey, have signed the Agreement.

5. Subject to the conditions contained in paragraph 6 below, Van Wagoner agrees to pay Plaintiff the settlement sum of $4,000. The check will be sent to the business office of Plaintiff's counsel, Jonathan Dailey, Dailey and Associates, 2900 M. St., N.W., Suite 200, Washington, DC 20007.

6. Plaintiff acknowledges and agrees that Van Wagoner will not be obligated to make the payments described in paragraph 5 of this Agreement until after its counsel, Julie A. Smith, has received all of the following documents:

a. An original of this Agreement which has been signed by Plaintiff and her counsel, Jonathan Dailey;

b. A Order from the Court in Civil Action No. 03-0008825 dismissing the case with prejudice and without costs or attorneys' fees to any party.

7. Plaintiff releases Van Wagoner, its subsidiaries, affiliates, and predecessor companies, and its and their past and present employees, directors, officers, agents, insurers, attorneys, fiduciaries, benefit plans, benefit plan administrators, predecessors, successors,

executors, assigns and representatives of any kind (referred to in this Agreement as "Released Parties") from any and all claims, charges, demands, and liabilities of any kind arising before or through the date this Agreement is signed by Plaintiff including, but not limited to, all claims, charges, demands and liabilities arising out of or in connection with Plaintiff's investments with Van Wagoner and/or the Released Parties from the beginning of the world to the date of this Agreement. Plaintiff also releases and waives any claim or right to further compensation, benefits, damages, penalties, attorneys' fees, costs or expenses of any kind from Van Wagoner and/or any of the other Released Parties.

8. Plaintiff fully understands and acknowledges that the general release contained in paragraph 7 above includes a release of any rights or claims Plaintiff may have under the District of Columbia Code; the Securities Act of 1933; the Securities Exchange Act of 1934; the Investment Advisers Act of 1940; the Investment Company Act of 1940; and any other federal, state or local laws or regulations of any kind. The general release contained in this Agreement also includes, but is not limited to, a release by Plaintiff of any claims for any tort, breach of contract or public policy. The release covers both claims that Plaintiff knows about and those she may not know about.

9. Plaintiff represents that she has not given or sold any portion of any claim discussed in this Agreement to anyone else or any other party or entity.

10. Plaintiff releases and waives any right or claim to reinstatement of her account with Van Wagoner and/or any of Van Wagoner subsidiaries, affiliates, or related companies. Plaintiff acknowledges and agrees that her investments with Van Wagoner have ceased irrevocably and forever and will not be resumed again at any time in the future. Plaintiff

further agrees not to reapply for an account at any time in the future with Van Wagoner or any of its subsidiaries, affiliates, or related companies.

11. Plaintiff agrees to the dismissal with prejudice and without costs or attorneys' fees to either party of Civil Action No. 03-0008825. Plaintiff also agrees that immediately upon signing this Agreement, she will take all action that is necessary to obtain such dismissal of Civil Action No. 03-0008825, and authorizes her attorney, Jonathan Dailey, to take any and all action necessary to obtain the required dismissal of Civil Action No. 03-0008825.

12. The parties hereby authorize their attorneys to execute the attached Stipulation of Dismissal for the Superior Court of the District of Columbia upon the Execution of this Agreement (Exhibit A).

13. Plaintiff states that, except for the cases and charges described in paragraph 1 above, she has not filed or joined in any complaints, charges, lawsuits, grievances or proceedings of any kind against Van Wagoner or any of the other Released Parties that are currently pending. Plaintiff promises never to file, pursue, participate or join in any complaints, charges, lawsuits, grievances or proceedings of any kind asserting any claims that are released or intended to be released in this Agreement. If Plaintiff breaks this promise and files, pursues, participates or joins in any complaint or proceeding based on any claim that Plaintiff has released, or intended to release, Plaintiff will pay for all costs incurred by Van Wagoner or any of the other Released Parties in defending against Plaintiff's claim, including reasonable attorneys' fees. Plaintiff further agrees that, prior to and as a condition precedent to filing, participating in, and/or joining in any complaint or proceeding based on any claim released or intended to be released in this Agreement, she will repay to Van Wagoner the settlement money he received pursuant to this Agreement. However, making such payment will not relieve

Plaintiff of any of her obligations and promises in this Agreement nor will it in any way nullify this Agreement or any provision in this Agreement.

14. Plaintiff agrees to keep the terms and amount of, and negotiations leading to, this Agreement (including, but not limited to, the fact that she received a monetary settlement), completely confidential, and that, except as required by law, she will not disclose any information concerning this Agreement to anyone other than her spouse, lawyer(s) and tax advisor(s), who will be informed of and bound by this confidentiality clause. If Plaintiff breaks this promise and discloses the terms and amount of this agreement to any other party, Plaintiff will pay for all costs incurred by Van Wagoner or any of the other Released Parties as a result of the disclosure, including reasonable attorneys' fees.

15. This Agreement shall be governed by the laws of the District of Columbia.

16. This Agreement may be asserted as a defense and complete bar to any action, claim, cross-claim, cause of action, complaint, charge, demand, arbitration or other proceeding that may be brought, or could have been brought, instituted or taken against the Released Parties.

17. The parties agree to execute and/or authorize their attorneys to execute, any and all further documents that may be necessary to effect the purposes of this Agreement, including, but not limited to, any documents necessary to have cases and charges filed by Plaintiff against Van Wagoner or the other Released Parties discontinued.

18. Plaintiff is hereby advised to consult an attorney before deciding whether to sign this Agreement. Plaintiff acknowledges that she consulted with her attorney, Jonathan Dailey, prior to signing this Agreement and that Attorney Dailey was involved in all aspects of

the negotiation of this Agreement. Plaintiff further acknowledges that she was given a reasonable amount of time to decide whether to sign this Agreement.

19. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all the signatories hereto have signed a counterpart of this Agreement. All counterparts executed shall constitute one Agreement binding on all parties.

20. This is the whole Agreement between Plaintiff and Van Wagoner and the other Released Parties. No promises or oral or written statements have been made to Plaintiff other than those in this Agreement. If any portion of this Agreement is found to be unenforceable, the parties desire that all other portions that can be separated from it or appropriately limited in scope, shall remain fully valid and enforceable.

21. Upon receipt by Van Wagoner of an executed copy of this Agreement from Plaintiff, Van Wagoner for itself and on behalf of its predecessors, successors, assigns, and affiliates, completely and generally release, remise, acquit and forever discharge Plaintiff and her representatives, agents, attorneys, heirs, insurers, and assigns of and from any and all past and present claims, demands, obligations, actions, causes of action, rights, damages, expenses and requests for compensation or payment of any nature whatsoever, whether based on tort, contract, or any other legal theory of recovery, and whether for compensatory, consequential or punitive damages or other relief or damage, whether known or unknown, whether suspected or unsuspected, whether liquidated or unliquidated that have arisen from the beginning of time until the date of Van Wagoner's receipt of the Agreement which in any way relate to Plaintiff.

PLAINTIFF ACKNOWLEDGES THAT SHE HAS READ THIS AGREEMENT, SHE UNDERSTANDS IT, SHE KNOWS IT CONTAINS A GENERAL RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS, SHE IS KNOWINGLY AND VOLUNTARILY ENTERING INTO IT, AND SHE UNDERSTANDS THAT SHE CAN MAKE NO FURTHER CLAIMS OF ANY KIND AGAINST VAN WAGONER OR ANY OF THE OTHER RELEASED PARTIES.

______________________________ ______________________________

Kathleen M. Beusterien Date

WITNESSED AND APPROVED:

______________________________ ______________________________

Jonathan Dailey Date
Attorney for Plaintiff

VAN WAGONER CAPITAL MANAGEMENT, INC.

By: ______________________________ ______________________________

Date

Name: ______________________________

Title: ______________________________

PLAINTIFF ACKNOWLEDGES THAT SHE HAS READ THIS AGREEMENT, SHE UNDERSTANDS IT, SHE KNOWS IT CONTAINS A GENERAL RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS, SHE IS KNOWINGLY AND VOLUNTARILY ENTERING INTO IT, AND SHE UNDERSTANDS THAT SHE CAN MAKE NO FURTHER CLAIMS OF ANY KIND AGAINST VAN WAGONER OR ANY OF THE OTHER RELEASED PARTIES.

______________________________ ______________________
Kathleen M. Beusterien Date

WITNESSED AND APPROVED:

______________________________ 1/15/04
Jonathan Dailey Date
Attorney for Plaintiff

VAN WAGONER CAPITAL MANAGEMENT, INC.

By: ______________________________ ______________________
Date

Name: ______________________________

Title: ______________________________